1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

September 8, 2020

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,381

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,381 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares 25+ Year Treasury STRIPS Bond ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on August 11, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for each Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2: In the Principal Investment Strategies section of the Prospectus, it is stated that "the Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index, except during the last months of the Fund's operations, as described below." Please confirm if the Fund intends to terminate.

Response: The Trust has deleted the reference to the "last months of the Fund's operations" because the Fund does not intend to terminate at this time.

Securities and Exchange Commission

September 8, 2020

Comment 3: Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically. (Please see AFI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 4: Please furnish the complete index methodology and any index license agreement to which the Fund may be a party.

Response: The index methodology has been furnished to the Staff. The index sub-license agreement will be filed as an exhibit to the registration statement.

Comment 5: The Fund invests 90% of its assets in U.S. Treasury Strips. Please explain to the Staff why an industry concentration policy is necessary and why concentration risk is described in the summary portion of the Prospectus.

Response: The "Industry Concentration Policy" will be removed from the summary portion of the Prospectus, but will remain in the SAI because it still applies to the Fund. The Trust believes that "Concentration Risk" should remain in the Prospectus and the summary portion of the Prospectus. The Trust respectfully notes that "Concentration Risk" discusses concentration in terms of "a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class" and does not refer directly to the Industry Concentration Policy. Because the Fund invests in the securities of a single issuer, asset class and country, the Trust believes that the risk disclosure is appropriate.

Comment 6: Please confirm that the Fund will meet the conditions of Rule 6c-11, namely that it will prominently disclose the information for portfolio holdings on each day before the opening of regular trading on its web page, as required by Rule 6c-11(c)(1)(i), and meet the recordkeeping requirements of Rule 6c-11(d).

Response: The Trust expects to be in material compliance with Rule 6c-11, including holding disclosure requirements and recordkeeping requirements.

Comment 7: On Page S-4, there is disclosure of Concentration Risk. Is this a significant risk or relevant for a fund that invests in Treasury STRIPS backed by the full faith and credit of the U.S. Government?

Response: Please see the response to Comment 5.

Comment 8: The Prospectus discloses that the Fund invests up to 20% of its assets in certain futures, options and swaps. Please explain if this is not a principal risk of the Fund.

Securities and Exchange Commission

September 8, 2020

Response: The Trust does not consider the Fund's investments in futures, options and swaps to be principal risks. The Trust also notes that any such investments generally would be implemented as a means of tracking the performance of the Fund's Underlying Index and therefore would have a number of substantially similar investment characteristics to its main portfolio.

Comment 9: On p. 10 of the Prospectus, there is a description of tracking error risk that notes that the Fund is subject to heightened risk in times when there is an increase in market volatility and that the Fund may experience higher tracking error than similar ETFs. Please explain why BFA expects more tracking error than similar ETFs and explain whether additional disclosure is necessary.

Response: The Trust expects more tracking error for the Fund than similar ETFs because the Fund is new. As it scales up in size, a new fund may have difficulty purchasing a basket of assets representative of the Underlying Index, particularly if the Fund is in high demand during a period of high market volatility or thin trading of the fund's assets. The Trust believes that the current tracking error risk disclosures in the Prospectus and the summary portion of the Prospectus are warranted to address this risk.

Comment 10: On the last page of the Prospectus there is language referencing the iShares.com website. In light of the obligations of Rule 6c-11, please consider whether a reference to a fund- specific URL would be more appropriate.

Response: The Trust respectfully notes that it considers www.iShares.com to be the Fund's website. Additionally, other issuers appear to use a similar level of specificity in listing fund websites in compliance with Rule 6c-11. The Trust will continue to monitor industry developments concerning the use of fund-specific URLs.

****

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Smith Marisa Rolland Nick Cordell Michael Gung George Rafal    Jakob D. Edson